Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Reynolds American Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-186618, 333-117813, 333-117814, and 333-159009) on Form S-8 of Reynolds American Inc. of our reports dated June 20, 2013, with respect to the statements of net assets available for benefits of RAI 401k Savings Plan and Puerto Rico Savings & Investment Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012, which reports appear in the December 31, 2012 Annual Report on Form 11-K of RAI 401k Savings Plan and Puerto Rico Savings & Investment Plan.

/s/ KPMG

Greensboro, North Carolina

June 20, 2013